Exhibit 99.1

SuperCom Repurchased 500,000 Shares as Part of Buyback Program

Authorization Remains for the Repurchase of an Additional 500,000 Shares

Herzliya, Israel, December 15, 2015 – SuperCom Ltd. (NASDAQ: SPCB), a global provider of secure solutions for e-Government, Public Safety, HealthCare, and Finance sectors, today announced that as part of the previously announced share repurchase authorization, as of today, the company has repurchased 500,000 of its ordinary shares in open market transactions at an average cost of $4.90 per share, and that its expects to release its condensed financial results within the coming 7 days.

Mr. Arie Trabelsi, President and Chief Executive Officer of SuperCom, commented. “We believe the company’s ordinary shares are presently undervalued, and that opportunistically repurchasing shares is a wise investment at this time. We expect to repurchase additional shares in the coming weeks, under our current program.”

On September 24, 2015, the company announced that its Board of Directors had provided authorization for management, at its discretion, to repurchase up to one million of the company’s ordinary shares in open market transactions. Since that time, the company has repurchased approximately 500,000 shares in multiple transactions that were funded with cash on hand. The repurchased shares are currently held in treasury.

The duration of the program is open-ended, does not require the purchase of any minimum number of shares and may be suspended or discontinued at any time.

About SuperCom

Since 1988, SuperCom has been a leading global provider of traditional and digital identity solutions, providing advanced safety, identification and security solutions to governments and organizations, both private and public, throughout the world. Through its proprietary e-Government platforms and innovative solutions for traditional and biometrics enrollment, personalization, issuance and border control services, SuperCom has inspired governments and national agencies to design and issue secured Multi-ID documents and robust digital identity solutions to its citizens and visitors. SuperCom offers advanced, secure mobile payments ranging from mobile wallet to mobile POS, using a set of components and platforms to enable secure mobile payments and financial services. SuperCom is a global provider of a unique all-in-one field-proven RFID & mobile PureSecurity advanced solutions suite, accompanied by advanced complementary services for various industries, including healthcare and homecare, security and safety, community public safety, law enforcement, electronic monitoring, livestock monitoring, and building and access automation.

SuperCom's website: http://www.supercom.com

Investor Relations Contacts:	Company Contact:

Brett Maas / Rob Fink	Ordan Trabelsi, President, Americas
Hayden IR
(646) 536.7331 / (646) 415.8972	Tel: 1 212 675 4606
brett@haydenir.com	ordan@supercom.com

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Statements preceded or followed by or that otherwise include the words "believes", "expects", "anticipates", "intends", "projects", "estimates", "plans", and similar expressions or future or conditional verbs such as "will", "should", "would", "may" and "could" are generally forward-looking in nature and not historical facts. Forward-looking statements in this release also include statements about business and economic trends. Investors should also consider the areas of risk described under the heading "Forward Looking Statements" and those factors captioned as "Risk Factors" in the Company's periodic reports under the Securities Exchange Act of 1934, as amended, or in connection with any forward-looking statements that may be made by the Company. These statements are subject to known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements arising from the annual audit by management and the Company's independent auditors. The Company undertakes no obligation to update or revise these forward-looking statements, whether as a result of new information, future events or otherwise, after the date of this press release.